November 5, 2008

Andrew Mew, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safeway Inc.

Form 10-K for the Fiscal Year Ended December 29, 2007

Form 10-Q for Fiscal Quarters Ended March 22, 2008, June 14, 2008 and September 6, 2008

File No. 1-00041

Dear Mr. Mew:

We are responding to the Staff’s comment letter to Safeway Inc. (the “Company”) dated October 21, 2008.

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for the Fiscal Year Ended December 29, 2007

Item 1.	Business, page 5

1.	We note your response to our prior comment one relating to your disclosure of product and service revenue for all periods presented. We continue to believe your proposed disclosure of presenting 90 to 92% of your revenues in a single category entitled “food, drug, general merchandise and other” is too general and does not comply with the disclosure requirements. Please revise the single proposed category of “food, drug, general merchandise and other” by splitting it into smaller, more meaningful product groupings, and present in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. Also, please disclose revenue for each different group of products for each period presented in the audited notes to your financial statements in accordance with paragraph 37 of SFAS 131. Please note that paragraph 37 of SFAS 131 does not specify a 10% quantitative threshold for determining materiality related to these disclosures. Please show us in your response what your revised disclosure will look like.

Company’s Response:

In future Form 10-K filings, we will include disclosure similar to the following under Item 1. Business and in the segment footnote to the consolidated financial statements:

The following table presents sales revenue by type of similar product:

	36 Weeks ended Sept. 6, 2008		2007		2006
(dollars in millions)	Amount	% of total	Amount	% of total	Amount	% of total
Non-perishables (1)	$13,385.0	44.2%	$19,178.4	45.4%	$18,513.0	46.0%
Perishables (2)	11,324.5	37.4%	15,833.9	37.4%	15,067.3	37.5%
Fuel	2,940.0	9.7%	3,487.8	8.2%	3,002.4	7.5%
Pharmacy	2,638.6	8.7%	3,785.9	9.0%	3,602.3	9.0%

Total sales & other revenue	$30,288.1	100.0%	$42,286.0	100.0%	$40,185.0	100.0%

(1)	Consists primarily of general merchandise, grocery, meal ingredients, soft drinks and other beverages, snacks and frozen foods.

(2)	Consists primarily of produce, dairy, meat, bakery, deli, floral and seafood.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note L. Segments, page 63

2.	We have reviewed the additional supplemental actual and estimated divisional gross margins and your response to comment four. As you have previously noted, gross margin is the key measure for assessing operating performance and allocation of resources to your divisions which you have been identified as operating segments. We believe your estimates of gross margins by division for fiscal years 2008 and 2009 appear to be aggressive when you consider year-to-date actual gross margin results through the third quarter of 2008 and the current economic climate, particularly since your estimates assume you will either maintain or increase gross margins during 2008 and 2009. Further, your actual gross margin for the third quarter of 2008 reflects a decline from fiscal 2007. Nevertheless, using your estimates of future prospects and historical results for gross margins of your operating divisions, we continue to believe there are certain divisions that have sufficiently dissimilar gross margins as evidenced by the percentage differences between gross margin percentages to disallow aggregation under paragraph 17. As a result, we believe the gross margin data by division more appropriately supports several additional reportable segments. Based on operating similarities, your extensive network of distribution, manufacturing and food processing facilities probably should be aggregated into a separate reportable segment with other corporate support operations. Accordingly, please revise your presentation and related disclosures to report three or more reportable segment groupings within similar geographic areas using divisional gross margin data for all periods presented. Please show us in your response what your revised disclosure will look like.

Company’s Response:

Safeway’s distribution, manufacturing and food processing facilities do not meet the definition of a segment because Safeway’s Chief Operating Decision Maker does not regularly review the operating results of the distribution, manufacturing and food processing facilities.

We respectfully disagree that there is dissimilarity in gross margin among the divisions. In 2007, all 12 retail divisions were within a narrow band of the Company average gross margin. Ten of the 12 divisions were within a band of plus or minus 2.5 percentage points of the Company’s average. Safeway expects this range will narrow further in 2008 and 2009 when all but one division are expected to be within the band. We believe this meets the definition of similar long-term average gross margins as contemplated by paragraph 17 of SFAS 131.

Safeway formally requests a call with the Staff to further discuss this comment. We respectfully request that the following people from the Staff participate: Andrew Mew, Donna Di Silvio, Milwood Hobbs, James Allegretto and Steven Jacobs. Participating on behalf of the Company will be David Bond (Senior Vice President, Finance and Control and Chief Accounting Officer) and Dennis Dunne (Vice President, Corporate Accounting) from Safeway Inc. and Gary Caine (Engagement Partner) and Christine Davine (National Director of SEC Services) from Deloitte & Touche LLP.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (925) 467-3142 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David F. Bond
David F. Bond
Senior Vice President
Finance and Control

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